Exhibit 100.2

NICE Introduces New Version of Real-time Solutions Suite with Greater
Level of Automation and Scalability for Desktop Analytics and Robotic Automation

The new release provides advanced capabilities such as proactive notification to preempt connectivity issues and automated reading of scanned documents, to enhance productivity and operational efficiency throughout the organization

Paramus, New Jersey, March 31, 2016 – NICE Systems (NASDAQ: NICE) today announced the latest release of its suite of Real-time Solutions (RTS) with advanced capabilities that significantly improve productivity and operational efficiency across an organization.

The NICE RTS suite, comprised of Real-Time Activity Monitoring, Real-Time Process Optimization and Robotic Automation, now includes the following new features:

•	Connectivity Watcher System (patent pending) — notifies system administrators about breaches or potential problems with the site’s connectivity
•	Optical Character Recognition (OCR) Connector — ability to read from scanned documents, PDFs and virtual application screens, and to automate processes even in a remote desktop environment
•
NICE Desktop Work Tracker — gives employees tools to report on their off-work activities, fully integrated with NICE Workforce Management’s Real-Time Adherence module and with NICE Performance Management

•
Real-Time Activity Monitoring Development Kit — allows business analysts, Business Intelligence specialists and developers to create any sort of report based on the desktop data collected, through a licensed professional services offering

•	Robotic Automation Control Room & Dashboard — for close monitoring of the robotic ‘workforce’ via a control room and smart, actionable dashboard

Additional improvements include updates for the Java and Apache versions to meet the most up-to-date security regulations, as well as faster and more convenient development with the ability to reference projects and views from within the designer.

“We are proud to introduce our new RTS suite, which is based on the success our customers have had with our solutions and developed with a clear understanding of their evolving business needs,” said Miki Migdal, President of the NICE Enterprise Product Group. “Our market leadership position is in great part due to our listening to our customers and our commitment to create flexible, agent-centered WFO solutions that empower employees, particularly Millennials, to deliver exceptional customer service.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.